Exhibit 99.1

Sinovac to Present at 2007 UBS Global Life Sciences Conference
Monday September 17, 8:00 am ET

BEIJING, Sept. 17 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading China-based biotech company focusing on human vaccine development, today announced today it is scheduled to present at the 2007 UBS Global Life Sciences Conference on Monday, September 24, 2007. Weidong Yin, Chairman, President and CEO, will be presenting.

     Date:   Monday, September 24, 2007
     Time:   4:00 PM ET
     Place:  The Grand Hyatt in New York City

A Web cast of the Company's presentation will be available by going to the investor relations section of Sinovac's Web site at http://www.sinovac.com . A replay of the presentation will be available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Company Contact:
      Helen G. Yang
      Sinovac Biotech Ltd.
      Tel:   +86-10-8289-0088 x871

      Fax:   +86-10-6296-6910
      Email: info@sinovac.com

     Investors/Media:
      Stephanie Carrington
      The Ruth Group
      Tel:   +1-646-536-7017
      Email: scarrington@theruthgroup.com

      Janine McCargo
      The Ruth Group
      Tel:   +1-646-536-7033
      Email: jmccargo@theruthgroup.com